SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 6)

Allison Transmission Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

01973R101
(CUSIP Number)

Jeffrey R. Katz, Esq.
Ropes & Gray LLP
800 Boylston Street
Boston, Massachusetts 02199
(617) 951-7072
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 7, 2019
(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01973R101

1	NAME OF REPORTING PERSON Ashe Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,954,085
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,954,085
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,954,085 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 7.9%(1)
14	TYPE OF REPORTING PERSON IA

(1) Based on 125,280,595 shares of the Issuer’s common stock outstanding as of April 15, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2019 filed with the Securities and Exchange Commission on April 23, 2019.

CUSIP No. 01973R101

1	NAME OF REPORTING PERSON William C. Crowley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,020(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,020(2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,020 Shares(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%(3)
14	TYPE OF REPORTING PERSON IN

(2) Shares held in the William C. Crowley Roth IRA.
(3) Based on 125,280,595 shares of the Issuer’s common stock outstanding as of April 15, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2019 filed with the Securities and Exchange Commission on April 23, 2019.

CUSIP No. 01973R101
Schedule 13D (Amendment No. 6)

This Amendment No. 6 (“Amendment No. 6”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 6, 2015 (the “Original Schedule 13D”), Amendment No. 1 to the Original Schedule 13D filed with the SEC on February 11, 2016 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D filed with the SEC on February 12, 2016 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D filed with the SEC on March 17, 2016 (“Amendment No. 3”), Amendment No. 4 to the Original Schedule 13D filed with the SEC on February 7, 2017 (“Amendment No. 4”) and Amendment No. 5 to the Original Schedule 13D filed with the SEC on May 19, 2017 (“Amendment No. 5”, and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and this Amendment No. 6, the “Schedule 13D”) with respect to the shares of common stock, par value $0.01 per share (the “Shares”), of Allison Transmission Holdings, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 6 have the meanings set forth in the Schedule 13D.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented with the following information:

As disclosed in Amendment No. 4, the Issuer agreed, subject to and under certain conditions, to appoint William R. Harker as Ashe’s designee to the Issuer’s board of directors at the Issuer’s 2017 and 2018 annual meetings of stockholders. Mr. Harker has served as member of the Issuer’s board of directors since May 11, 2017.  On May 7, 2019, Mr. Harker notified the board of directors of his intention to resign as a director of the Issuer effective as of the closing of the transactions contemplated by the Stock Repurchase Agreement described in Item 6 below.

Item 5.  Interest in Securities of the Issuer
Paragraph (a) of Item 5 of the Schedule 13D is hereby amended and restated as follows:
(a) The information requested by this paragraph is incorporated herein by reference to the cover pages to this Amendment No. 6.
Paragraph (c) of Item 5 of the Schedule 13D is hereby amended and restated as follows:
(c) On May 1, 2019, Ashe sold 75,000 Shares at a weighted average price per Share of $47.0801. These Shares were sold in multiple open market transactions at prices ranging from $47.00 to $47.45, inclusive.
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented with the following information:

On May 7, 2019, the Issuer and Ashe entered into a Stock Repurchase Agreement (the “Stock Repurchase Agreement”), pursuant to which the Issuer agreed to purchase, and Ashe agreed to sell to the Issuer, a total of 4,977,043 Shares for a purchase price of $46.70 per Share, or an aggregate purchase price of $232,427,908. The closing of the purchase and sale of the Shares is expected to occur on May 9, 2019, or such other date thereafter, as is mutually agreed in writing by the Issuer and Ashe.  The Stock Repurchase Agreement is Exhibit E to the Schedule 13D, and any description thereof is qualified in its entirety by reference thereto.

Item 7.  Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby supplemented with the following:

Exhibit E – Stock Repurchase Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Report on Form 8-K filed with the SEC on May 7, 2019)

CUSIP No. 01973R101

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2019

ASHE CAPITAL MANAGEMENT, LP

By:	/s/ William R. Harker
Name: William R. Harker
Title: Co-Founder and President

/s/ William C. Crowley
WILLIAM C. CROWLEY

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